VIA EDGAR
Jon C. Avina
T: +1 650 843 5307
javina@cooley.com
June 25, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Anna Abramson, Staff Attorney
Jeff Kauten, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Rebekah Lindsey, Senior Staff Accountant

Re:	Freshworks Inc.
Draft Registration Statement on Form S-1
Submitted May 14, 2021
CIK: 0001544522
Ladies and Gentlemen:
On behalf of Freshworks Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated June 10, 2021 (the “Comment Letter”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on May 14, 2021 (the “Initial Submission”).
The Company is concurrently submitting a revised Draft Registration Statement (the “Amended Draft Registration Statement”), which reflects changes made in response to certain of the Comments contained in the Comment Letter and certain other changes.
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement, as submitted on the date hereof.
Draft Registration Statement Submitted on Form S-1
The Offering, page 9
1.We note that you exclude common stock issuable upon the settlement of outstanding restricted stock units (RSUs) as of December 31, 2020 from the number of shares of common stock that will be outstanding after the offering. To the extent such amounts include performance-based RSUs that will vest upon this offering when the liquidity condition is satisfied, please revise to include such shares in your disclosure of common shares outstanding.
Response: In response to the Staff’s comment, the Company has updated its disclosures on pages 9, 60 and 62 of the Amended Draft Registration Statement to include the shares of common stock to

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be issued upon settlement of restricted stock units that will have satisfied the service and liquidity event conditions in connection with this offering.
Summary Consolidated Financial Data, page 11
2. Please include a pro forma earnings per share measure to reflect the automatic conversion of preferred stock to common stock upon the closing of this offering. Also, to the extent that your RSUs have met the time based vesting provisions and are only subject to a liquidity condition that will be satisfied by your offering, please revise to include such shares, as well as the impact of recognizing any related stock-based compensation expense. Please also revise your pro forma capitalization and dilution disclosures accordingly. Refer to Article 11-01(a)(8) of Regulation S-X.
Response: In response to the Staff’s comment, the Company has revised the Consolidated Statements of Operations Data on pages 12 and 65 to include a pro forma earnings per share measure to reflect the automatic conversion of preferred stock to common stock upon the closing of this offering. In addition, in response to the Staff’s comment, the Company has revised the disclosure on pages 9, 60, and 62 to disclose RSUs that have met the time-based vesting provisions and are only subject to a liquidity condition that will be satisfied in connection with this offering, and have disclosed the impact of recognizing any related stock-based compensation expense with respect to the settlement of such RSUs.
Risk Factors
We track certain key business metrics..., page 15
3.Please provide examples of the limitations of your internal tools and methodologies for tracking your metrics.
Response: In response to the Staff’s comment, the Company has updated its disclosure on page 17 accordingly.
If we fail to manage our technical operations infrastructure..., page 22
4.We note your disclosure of the importance of Amazon Web Services to your business. Please disclose the material terms of your agreement with Amazon Web Services, including the term and any termination provisions.
Response: In response to the Staff’s comment, the Company has updated its disclosure on page 26 to describe the material terms of its agreement with Amazon Web Services, including details regarding the term and termination provisions.
Sales efforts to large customers..., page 26
5.Please disclose the average length of your sales cycle to large customers as compared to smaller customers.
Response: In response to the Staff’s comment, the Company has updated its disclosure on page 30 accordingly.

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We derive, and expect to continue to derive..., page 26
6.Please disclose the percentage of your revenue generated from the four products listed in this risk factor for the periods presented.
Response: In response to the Staff’s comment, the Company has updated its disclosure on page 29 to reflect that substantially all of the Company’s revenue is generated from its Freshdesk, Freshservice, and Freshsales products.
Risks Related to Ownership of Our Common Stock, page 41
7.Please add a risk factor that addresses the concentration of ownership among your directors, officers and principal stockholders.
Response: In response to the Staff’s comment, the Company has updated its disclosure on page 45 accordingly.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 64
8.You disclose that you have over 48,000 total customers as of December 31, 2020. However, you also disclose a total customer base of over 50,000 organizations elsewhere throughout the filing. Please revise to address this apparent inconsistency. Disclose the actual number of customers for each period presented and clarify whether such amounts include customers currently in the free forever tier of Freshsales or in a free trial period as customers. With regards to your disclosure of customers for each of your three main products, clarify whether you include a customer using more than one product as a customer for each product. Also, please revise to disclose the actual number of customers per product for each period presented and if applicable, quantify the number of customers in each count that are included as customers for more than one product.
Response: The Company supplementally advises the Staff that, as of December 31, 2020, it had over 48,000 total customers, which number increased to over 50,000 as of the date of the Initial Submission and as of the date of the Amended Draft Registration Statement. The Company further advises the Staff that, as disclosed on pages 5 and 97, the number of customers includes only paying customers. As such, it does not include customers in the free forever tier of Freshsales or in a free trial period. The Company has revised the disclosure on page 98 to provide the number of customers as of December 31, 2019 and 2020.
In addition, the Company has revised its disclosure on page pages 67-69 to clarify that the number of customers for each of its three main products may be customers of more than one product, and therefore, such customers would be counted as a customer for each such product. The Company further advises the Staff that approximately 7% of the Company's customers are customers of more than one product.
Further, the Company respectfully advises the Staff that it tracks customers on a product-by-product basis only annually. In addition, the Company believes period-to-period comparison of customer count on a product line basis is potentially misleading to investors because the Company has a history of re-branding and re-packaging its products from time to time in the ordinary course of business, which has made it impractical for the Company to reliably disclose the requested information with precision. Accordingly, the Company has not provided the number of customers for each product for each period presented.

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9.Please explain whether, and if so how, cancellations are factored into your annual recurring revenue (ARR) calculations for the purposes of your cohort chart presentation. For example, tell us whether the 2012-2019 cohort groups exclude customers that cancelled their subscriptions and if so, explain further how this measure represents your ability to retain and expand your customer relationships.
Response: The Company supplementally advises the Staff that its ARR calculations, including those reflected in the 2012-2019 cohort groups, are net of cancellations, and the Company has revised its disclosure on page 71 accordingly.
The Company further advises the Staff that it measures the rate of retention and expansion within its customer base using net dollar retention rate, which is calculated based on ARR. As ARR is calculated net of cancellations, a net dollar retention rate of over 100% demonstrates overall expansion of the Company’s customer relationships.
10.You disclose that you define ARR as the sum total of the subscription revenue you would contractually expect to recognize over the next 12 months from all customers at a point in time, assuming no increases or reductions in their subscriptions. Please tell us whether your ARR calculations include the annualized value of monthly contracts, and if so, explain your basis for annualizing revenue from such customers. In your response, please provide us with cancellation/attrition rates or, alternatively, renewal rates for your monthly subscribers as well as the percentage of revenue generated from monthly contracts for each period presented. Also, revise your disclosures related to the ARR calculations to address the inclusion of monthly subscriptions, to the extent material.
Response: The Company supplementally advises the Staff that it defines ARR to include the annualized value of monthly contracts. The Company’s net dollar retention rate for customers on monthly contracts has been approximately 100%, indicating that, on an overall basis, these customers maintain or expand their ARR over time. In addition, the Company supplementally advises the Staff that, as of December 31, 2019, December 31, 2020, and March 31, 2021, the Company’s net dollar retention rate for customers on monthly contracts was 104%, 103%, and 105%, respectively, and customers on monthly contracts represented 32%, 28%, and 27% of ARR, respectively. The Company has also updated its disclosure on page 71 to address the inclusion of monthly subscriptions.
Key Business Metrics, page 66
11.We note that you present an ARR by cohort graph, the number of customers with ARR greater than $5,000 and a dollar net retention rate that compares ARR from customers in one period to ARR in a prior period. Elsewhere you disclose the number of customers with ARR greater than $50,000. Please tell us whether management uses the ARR metric itself to manage the business and if so, tell us what consideration you have given to including a quantified discussion of this metric for each period presented. Refer to SEC Release No. 33-10751.
Response: The Company respectfully advises the Staff that it uses ARR as a measurement to identify the cohort of customers that fuel its “land and expand” strategy and to calculate net dollar retention rate, but uses customers that contribute more than $5,000 in ARR and net dollar retention rate in the management of its business. The Company further advises the Staff that those customers that contribute more than $5,000 in ARR represent over 80% of the Company’s total ARR and are therefore representative of the size of customer that the Company targets. Customers of smaller size do not meaningfully contribute to the Company’s financial success. In addition, the Company discloses the number of customers contributing $50,000 or more in ARR to indicate that the Company targets the larger companies as part of its “land and expand” strategy. The Company considers the

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number of customers contributing more than $5,000 in ARR and its net dollar retention rate to be the best indicators of trends in the Company’s business as they most effectively provide the most meaningful insights with respect to the Company’s operating performance and, specifically, its ability to successfully execute its “land and expand” strategy. This business model depends on the Company’s ability to capture new customers and increase the value that it provides to such customers over a period of time in order to drive future financial results.
12.To provide context to your metric, please revise to disclose the percentage or amount of revenue attributable to customers with ARR greater than $5,000 for each period presented. Discuss any limitations present, such as the number of customers with monthly contracts that may not have annual contractual revenue associated with them.
Response: The Company respectfully advises the Staff that it does not track the amount of revenue attributable to customers with ARR greater than $5,000 but it does track the percentage of total ARR attributable to such customers. The Company has updated its disclosure on page 71 of the Amended Draft Registration Statement to reflect that, as of December 31, 2019, December 31, 2020, and March 31, 2021, customers with ARR greater than $5,000 represented 78%, 82%, and 83% of total ARR, respectively. Further, as discussed in response to comment 11 above, the Company’s net dollar retention rate for customers on monthly contracts has been approximately 100%, indicating that, on an overall basis, these customers maintain or expand their ARR over time. Therefore, the Company believes that it is reasonable and appropriate to include the customers on monthly contracts in the calculation of ARR.
Business
Our Business Model, page 86
13.Please disclose the number of small-and mid-sized business, mid-market and enterprise customers for the periods presented.
Response: In response to the Staff’s comment, the Company has updated its disclosure on page 98 of the accordingly.
Consolidated Financial Statements
Note 12. Common Stock and Stock Based Compensation, page F-28
14.Please revise to separately disclose the number of performance-based RSUs and related unrecognized compensation expense that will vest upon this offering. Refer to ASC 718- 10-50-2(g).
Response: In response to the Staff’s comment, the Company has updated its disclosure on page F-36 to include the unrecognized stock-based compensation expense and number of RSUs and PRSUs
Note 16. Subsequent Events, page F-35
15.Please provide a breakdown of the 326,740 RSUs granted through May 14, 2021, as well as for any other issuances through the date of your response, and include the fair value of the underlying ordinary shares used to value such grants. If there were any significant fluctuations in the fair values between grant dates, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodologies.

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Response:
In response to the Staff’s comment, set forth below is a summary of the RSUs granted by the Company from January 1, 2021 through June 25, 2021, and the fair value per share of the underlying shares of common stock for reference:

Grant Date	Number of Shares	Per Share Fair Value
February 5, 2021	152,027	$160.22
April 12, 2021	174,713	$154.20 (estimate, Note 1)
Total	326,740

Grant Date	Number of Shares	Per Share Fair Value
May 17, 2021	939,451	154.20 (estimate, Note 1)

Note 1 - This estimate uses the Company’s March 31, 2021 valuation as a proxy for the per share value as the Company’s Board of Directors (the “Board”) expects to assess the fair value of the common stock, taking into account a new Valuation Report (as defined below) as of June 30, 2021, and a linear methodology will be applied to determine the fair value at each grant date. The estimated fair value is $154.20 (the fair value as of March 31, 2021), as the Board determined no single significant event has occurred since March 31, 2021 that would change the fair value materially.
The estimate of the fair value per share of the Company’s common stock had been determined at each grant date by the Board, taking into account contemporaneous independent common stock valuation reports (“Valuation Reports”) from a professional third-party valuation firm commissioned by the Board. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately-Held Company Equity Securities Issued as Compensation.
For financial reporting purposes and as further described below, the Company reassessed the fair value of its common stock used in measuring the grant date fair value of the Company’s equity awards by incorporating all available information to date and computed stock-based compensation for the February 5, 2021 grant date by linearly interpolating on a daily basis the increase between the Valuation Reports performed immediately prior to and immediately after the date of grant. The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of its common stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value. For the April 12, 2021 and May 17, 2021 grant dates, the Board expects to assess the fair value of the common stock, taking into account a new Valuation Report as of June 30, 2021, and will compute the per share value by applying the same linear interpolation methodology as explained above. In the above table, the Company has applied $154.20 based on the Board’s fair value assessment using the Valuation Report as of March 31, 2021 as a proxy for the per share fair value of such shares.
The following are the key considerations in determining the value of the Company’s common stock at each valuation date.
December 31, 2020 Valuation
The Board, with the assistance of its independent, third-party valuation firm, performed a valuation of the common stock as of December 31, 2020 based on a hybrid method that utilizes a combination of

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the Probability-Weighted Expected Return Method (PWERM) and Option-Pricing Method (OPM) to allocate equity value under two different scenarios.
Under the hybrid method, the Company valued the common stock using a probability-weighted methodology based on the execution of a near-term IPO. The Company applied a 50% weighting to an IPO approach, considering a scenario in which the Company successfully completes an IPO in the near term. In the IPO scenario, all preferred shareholders are converted to common stock equivalent units given that conversion value exceeds value resulting from liquidation preferences. The Company also applied a 50% weighting to an OPM approach, considering a scenario in which the Company does not complete an IPO in the near term (due to market or other factors), and the timing and type of liquidity event becomes more uncertain. The aggregate value of the common stock derived from the OPM was then divided by the number of shares of common stock outstanding to arrive at the per share value.
Concluded value (weighted average): $164.24
March 31, 2021 Valuation
There were no changes in the valuation methodology used by the Board when determining the valuation of the common stock as of March 31, 2021. The weightings for an IPO approach and an OPM approach remained the same as for the valuation at December 31, 2020. The concluded value decreased 6% primarily due to a decrease in comparable company market multiples.
Concluded value (weighted average): $154.20
16.Please disclose the estimated unrecognized compensation expense associated with your equity awards issued subsequent to December 31, 2020, if material, and the periods over which it will be recognized. Also, clarify whether these are time-based or performance-based awards. Refer to ASC 855-10-50-2(b).
Response: In response to the Staff’s comment, the Company has updated its disclosure on page F-36 to reflect the following estimated unrecognized compensation expense associated with the Company’s equity awards issued subsequent to December 31, 2020:

Grant Date	Number of Shares	Per Share Fair Value	Unrecognized Stock-Based Compensation Expense
February 5, 2021	152,027	$160.22	$24.4 million
April 12, 2021	174,713	$154.20 (estimate, Note 1)	$26.9 million
May 17, 2021	939,451	$154.20 (estimate, Note 1)	$144.9 million

Note 1 - This estimate uses the Company’s March 31, 2021 valuation as a proxy for the per share value as the Board expects to assess the fair value of the common stock, taking into account a new Valuation Report as of June 30, 2021, and a linear methodology will be applied to determine the fair value at each grant date. The estimated fair value is $154.20 (the fair value as of March 31, 2021), and the Board determined that no single significant event has occurred since March 31, 2021 that would change the fair value materially.

All grants made subsequent to December 31, 2020 will vest over a period of four years.

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General
17.Please provide a detailed legal analysis analyzing whether the registrant meets the definition of “investment company” under the Investment Company Act of 1940. Please include relevant unconsolidated financial information to support your determination. Among other things, your analysis should indicate the value of your investment securities and total assets, exclusive of cash items and Government securities, on an unconsolidated basis. If the registrant is an investment company, provide a complete and detailed explanation of the basis for reliance upon any exemption or exclusion from the definition of investment company under the Investment Company Act of 1940.
Response: The Company supplementally advises the Staff that it has provided the following information relevant to the determination of its status as an investment company under Section 3(a)(1)(C) of the Investment Company Act of 1940, as amended (the “ICA”), based on its assets as of March 31, 2021. As provided in Section 3(a)(1)(C), the information is presented for the Company on an unconsolidated basis. The Company further supplementally advises the Staff that this information is presented on a basis consistent with the presentation of its financial statements presented in accordance with GAAP in the Amended Draft Registration Statement. Based solely on this information presented on a GAAP basis, the Company would exceed the 40% threshold for investment company status under Section 3(a)(1)(C) of the ICA without regard to possible exemptions or exclusions under Section 3(b)(1) of the ICA or Rule 3a-1 or Rule 3a-8 under the ICA.

Freshworks Inc.–U.S. Entity	As of March 31, 2021
(in thousands)
Total Assets (Unconsolidated)	$325,887
Less:
U.S. Government Securities (1)	$45,544
Cash Items (2)	$104,482
Total Assets (less U.S. Government Securities and Cash Items)	$175,861

Corporate Debt Securities	$71,645
Asset-Backed Securities	$2,765
Term Bond Mutual Funds	$0
Total Investment Securities	$74,410

Total Investment Securities / Total Assets (less U.S. Government Securities and Cash Items)	42.3%
_____________
(1)U.S. Treasury Securities
(2)Includes cash and cash equivalents, including restricted cash and money market funds

In addition, the Company supplementally advises the Staff that it intends to divest a portion of the investment securities held by it to reduce the percentage of investment securities to total assets (less Government securities and cash items) to less than 40% of its total assets determined on an unconsolidated basis. The Company anticipates that as a result of such divestiture, the relevant percentage of investment securities will be less than 40% of total assets as of June 30, 2021. The Company also further advises the Staff that, following such divestment, it intends to limit the amount of investment securities held by it, determined on an unconsolidated basis, to be less than 40% of total assets, unless a separate basis for exemption or exclusion from being an investment company is available.

Further, the Company respectfully advises the Staff that while it does not currently appear to be eligible for Rule 3a-1 or Rule 3a-8 under the ICA, it is possible it could be based on its June 30, 2021

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financial results. For the four quarters ended December 31, 2020, its percentage of research and development expenses to total expenses (including cost of revenue) exceeded the 20% threshold for eligibility under that rule. Depending on the Company’s net income after taxes for the quarter ending June 30, 2021, it may be eligible to rely on Rule 3a-1. Since the ability of the Company to rely on either of those rules depends on financial results that are not yet available, the Company has determined to reduce the amount of investment securities held by it for purposes of Section 3(a)(1)(C).

Also, the Company respectfully advises the Staff that it believes it would not be an investment company by virtue of Section 3(b)(1) of the ICA, as a company primarily engaged in a business other than investing, reinvesting, owning, holding, or trading in securities either directly or through wholly owned subsidiaries. It is an operating business whose purpose is to provide businesses of all sizes with modern SaaS products, which is reflected by its historical development, its public representations of policy, the activity of its officers and directors, the nature of its present assets and the sources of its present income. Therefore, the Company respectfully advises the Staff that it is not an investment company based on the factors identified in Tonopah Mining Company of Nevada.

18.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Response: The Company acknowledges the Staff's comment and will supplementally provide the Staff with copies of all such written communications.
* * *
Please contact me at (650) 843-5307 with any questions or further comments regarding the Company’s responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely,

Cooley LLP

/s/ Jon C. Avina
Jon C. Avina

cc:	Tyler Sloat, Freshworks Inc.
Pamela Sergeeff, Freshworks Inc.
David Segre, Cooley LLP
Calise Cheng, Cooley LLP
Sepideh Mousakhani, Cooley LLP
Bill Hughes, Orrick, Herrington & Sutcliffe LLP
Niki Fang, Orrick, Herrington & Sutcliffe LLP